Mark E. Crone Managing Partner mcrone@cronelawgroup.com

Charalotte Westfall Partner cwestfall@cronelawgroup.com

September 5, 2025

VIA EDGAR

Mr. James Giugliano

Ms. Rebekah Reed

Office of Trade and Services

Division of Corporation Finance
U.S. Securities and Exchange Commission

Re:	SMJ International Holdings Inc. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 24, 2025 CIK No. 0002070954

Dear Mr. Giugliano and Ms. Reed:

On behalf of our client, SMJ International Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (“SMJ” or the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 6, 2025 with respect to the above-referenced confidential draft Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission. The Company is, concurrently with the Registration Statement, filing the Draft Registration Statement and its amendment thereto that were previously submitted for the non-public review of the Staff.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 24, 2025

Cover Page

1.	We note your response to prior comment 16. Please also acknowledge your controlled company status on the prospectus cover page, identifying the group of controlling shareholders and their management roles and family relationships. Explain that they are controlling shareholders due to their ownership of high-vote stock. Disclose here and in the prospectus summary the percentage of voting power that this group will hold following the offering. We also reissue the request that you state that this group will control the outcome of matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.

SMJ’s Response: In response to the Staff’s comment, the Company has revised cover page, the prospectus summary, and pages 9 and 81 of the Registration Statement.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891
12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

September 5, 2025
Ms. Reed
Mr. Giugliano

Prospectus Summary

Foreign Private Issuer, page 8

2.	In response to prior comment 3 you have revised to state here and at page 25 that you “will not have a compensation committee or nominating and corporate governance committee”, which appears inconsistent with the description of these committees at page 79. Please advise.

SMJ’s Response: In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 79 by removing the information regarding the compensation committee and nominating and corporate governance committee and adding a paragraph re-stating the Company’s decision to not have a compensation committee or nominating and corporate governance committee accordingly.

Business

Business Overview, page 55

3.	We note your response to prior comment 8 and revisions indicating that you have more than 260 dealers, importers and installation companies “[a]s of the date of this Prospectus.” Further elaborate on how you have measured this customer population; for example, explain whether this represents the number of customers that currently have orders placed with you, customers that have made purchases over a specific period of time, etc. Consider providing a period-over-period presentation to demonstrate how your customer base has developed over time.

SMJ’s Response: The Company acknowledges and appreciates the Staff’s comment. The Company’s list of 260 dealers, importers and installation companies represent companies and other organizations that have made at least one purchase from the Company in each of the 2024 and 2025 financial years. The Company has made clarifying changes throughout the Registration Statement based on this information in response to the Staff’s comment.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (646) 861-7891 or cwestfall@cronelawgroup.com. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

The Crone Law Group, P.C.

/s/ Charlotte Westfall
Charlotte Westfall

cc:	James Giugliano, Securities and Exchange Commission
Rebekah Reed, Securities and Exchange Commission
Pei Yuen Rena Ho, SMJ International Holdings Inc.